Mail Stop 7010

      October 13, 2005

Mr. Henry Schnurbach
Polyair Inter Pack Inc.
330 Humberline Drive
Toronto, Ontario M9W 1R5

      Re:	Polyair Inter Pack Inc.
		Form 20-F for the year ended October 31, 2004
      Filed May 2, 2005
      File No. 0-29528

Dear Mr. Schnurbach:

      We have reviewed your response letter dated September 7,
2005
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 31, 2004

Note 14 - Related Party Transactions

1. We note your response to comment 1 from our letter dated August 23, 2005 and have the following additional comments:

* Your response states that under your put/call agreement the purchaser "is responsible for all environmental remediation obligations in excess of US $300,000" and that the purchaser may reduce the principal of "the VTB Note by up to US $0.3 million for future environmental remediation costs that it incurs." However, based on the disclosures in your Form 20-F and a review of the put/call agreement that you filed as Exhibit 4.2 to your Form 20-F, it appears that the purchaser has the right to offset against the Canadian $500,000 VTB Note both the stated minimum credit of US $300,000 and any additional amount in excess of US $300,000 that the purchaser may spend on environmental remediation of the property. Refer to Schedules A-1 and D-1 to the put/call agreement. It therefore appears that the upper limit for your environmental remediation liability under the put/call agreement is the total principal amount of the Note itself. Please advise. If true, please revise future filings to clarify that the entire principal amount of the VTB Note may be offset against future environmental remediation costs that the purchaser incurs.

* If applicable, given the above, please revise your response as to how you intend to account for this leaseback under US GAAP.

* We note that your lenders have not yet consented to the conveyance of this property under the put/call agreement, and management does not expect that they will approve the conveyance of the property in the near term. In future filings, please expand your disclosures to address your potential environmental remediation obligations if your lenders do not approve the conveyance of this property.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Henry Schnurbach
Polyair Inter Pack Inc.
October 13, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE